ProSharesTM

ProShare Advisors LLC

7501 Wisconsin Avenue

Suite 1000

Bethesda, MD 20814-6527

Phone: 240.497.6400

Fax: 240.497.6530

December 7, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the “Trust”)

(File Nos. 333-89822 and 811-21114)

Ladies and Gentlemen:

Transmitted herewith for filing on behalf of the Trust pursuant to Rule 485(a) under the Securities Act of 1933 (the “Securities Act”), and the Investment Company Act of 1940 (the “1940 Act”) is Post-Effective Amendment No. 7 under the Securities Act and Amendment No. 14 under the 1940 Act (the “Amendment”) to the Trust’s Registration Statement on Form N-1A.

Should you have any comments or questions, please do not hesitate to contact me at (240) 497-6495.

Sincerely

/s/ Barry Pershkow
Barry Pershkow
Vice President and Counsel